P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

[redacted] Office 79 Pall Mall,
[redacted] W1Y 5EJ England
ted by Royal Charter
ted liability
number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

05005134

22 December 2004

82-2083

SUPPL

SEC MAIL PROCESSING RECEIVED JAN 07 2005 WASH. D.C. 179 SECTION

Dear Sirs

P&O US PROPERTY SALE

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

PROCESSED
JAN 12 2005
THOMSON FINANCIAL

enc

P&O

News Release

21 December 2004

P&O US PROPERTY SALE

P&O announces that the Boston Wharf Company, a wholly owned subsidiary of P&O, has sold 14 buildings comprising 995,000 square feet of offices and covered garage parking for US$97 million (£51 million). The buildings are multi-tenanted and were part of the Boston Wharf portfolio located in the thriving Seaport District, close to Boston's financial centre.

The property has been purchased by Berkeley Investments Inc., a US based real estate investment firm, in partnership with a German private investor. No significant profit or loss was made on the sale. The proceeds have been received and will be used to reduce group net debt.

P&O remains on track to meet its target of £250 million net property sales in 2004.

Further Information: Victoria Moth, Corporate Communications Manager
Tel: +44 (0)20 7321 4593

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: + 44 (0)20 7321 4490

Notes to editors:

1. Boston Wharf Company originally comprised a freehold interest in over two million square feet of buildings covering approximately 10 acres in Boston's Seaport District. The majority of the buildings were originally constructed as warehouses and many have been refurbished. The portfolio included a diverse range of office buildings, parking garages and surface parking as well as some unimproved commercial properties. Boston Wharf is located on the south side of the Fort Point Channel close to the Boston finance district and Logan Airport.

2. On 30 June 2004 the Boston Wharf Company sold 12 buildings comprising 380,000 square feet of office space for US$92 million (£51 million) to HDGM Holdings, LLC, a US based real estate investment firm. Following the sale announced today, approximately 1 million square feet of property remains.

3. For the 6 months to 30 June 2004, P&O's property division reported £37.7 million operating profit (£31.1 million from the US) and at 30 June 2004 reported £755.4 million of net operating assets (£263.8 million in the US). The US properties comprise Boston Wharf as well as development properties and land banks in Atlanta, Denver and Houston.

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